1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”,” the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Exhibit 99.1
Sibanye-Stillwater to acquire the Santa Rita nickel mine and the Serrote copper mine in Brazil and a withdrawal of cautionary
Johannesburg, 26 October 2021: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that it has signed definitive purchase and sale agreements (Transaction Agreements) with affiliates of funds advised by Appian Capital Advisory LLP (Appian) to purchase 100% of both the Santa Rita nickel mine
(Santa Rita) and the Serrote copper mine (Serrote), located in Brazil, for a cash consideration of
US$1.0 billion and a 5.0% net smelter return (NSR) royalty over potential future underground production at Santa Rita (the Transaction).

Commenting on the Transaction, Neal Froneman, CEO of Sibanye-Stillwater said: “The Transaction is a significant additional step in Sibanye-Stillwater’s ongoing strategy to position the business for continued
value creation during our transition into a climate change resilient business, and follows and complements the Keliber, Sandouville and Rhyolite Ridge transactions announced earlier this year1. The Transaction represents a unique opportunity for Sibanye-Stillwater to acquire significantly pre-developed and pre-
capitalised, low-cost, producing nickel and copper assets with strong ESG credentials, which will continue to be managed by a high-quality team with a wealth of operating experience in Brazil.”
Transaction Rationale
In line with Sibanye-Stillwater’s strategy to build an operating portfolio of green metals and related technologies, this Transaction is a further meaningful step - adding two low-cost, producing assets to its green metals portfolio. Both assets have been substantially pre-capitalised and as a result the Transaction will be immediately accretive to Sibanye-Stillwater’s cash flow and earnings.
Santa Rita is one of the largest nickel-cobalt sulphide open pit mines in the world, located in the State of
Bahia, Brazil and includes a preliminary economic assessment (PEA)-stage underground project. The mine produces a sulphide concentrate suitable for downstream processing to produce battery precursors and has outstanding infrastructure resulting from significant historical investment.
Serrote is a producing open pit copper mine, currently in ramp up, located in the State of Alagoas, Brazil and developed at a cost of US$195 million.
Santa Rita and Serrote are both low-cost and low carbon intensity operations with strong cultural alignment with Sibanye-Stillwater’s focus on health and safety, the environment and local communities.
In addition, each asset has a well-defined pipeline of organic growth opportunities including mine optimisation, on site resource potential and regional exploration opportunities.
The Transaction represents an attractive opportunity to acquire two pre-developed and cash flow generating open pit nickel and copper mines. In addition to generating a strong return on investment based on current operations, there is substantial long-term upside from the potential development of the underground mine at Santa Rita, with this project to be further studied and evaluated over the next 18 months.

The Brazilian based Santa Rita and Serrote management teams are led by CEO Paulo Castellari (previously
CEO of Mubadala’s bauxite operation in Guinea and CEO of Anglo American’s phosphates and niobium business in Brazil). The teams, which have a well-established track record of operating in Brazil and have been responsible for successfully developing and optimising the assets, have committed to joining
Sibanye-Stillwater ensuring continuity of expertise, knowledge, and proven mining experience. Santa Rita and Serrote, alongside the world-class management team, represent a strong platform for Sibanye-
Stillwater to explore further growth opportunities in Brazil and throughout the Latin America region.
The Transaction
Sibanye-Stillwater has entered into two separate inter-conditional Transaction Agreements for the acquisition of 100% of the shares in, and Appian group loans against, the 100% owned Appian subsidiary companies which are the sole owners of Santa Rita and Serrote, for a purchase price to be settled as follows:
•
US$1.0 billion to be settled in cash on closing (Upfront Purchase Price). The Upfront Purchase Price is
subject to customary adjustments for net debt and working capital on implementation of the
Transaction
•
A life of mine 5.0% NSR which will come into effect following the cumulative production of 252 million pounds of nickel equivalent metal, which is only expected to be payable once production from the underground mine commences. The 5.0% NSR is currently valued at US$218 million based on a preliminary economic assessment stage underground project which may be advanced by Sibanye-
Stillwater in the future following the completion of further detailed studies
Overview of Santa Rita and Serrote
Santa Rita
Santa Rita is a top ten global producing nickel sulphide mine in the world2. The operation is a conventional open pit nickel operation with a 7 year open pit operating life with significant potential to access underground resources, extending the mine life by a further 27 years. Following the restart of the mine in
2019, the current management team has undertaken a number of operational improvements, and as a result Santa Rita is now generating strong free cash flow.
Salient features of Santa Rita are:
•
Open pit operation mined with conventional equipment over a 7 year mine life, with average annual production of 16 kt per annum nickel equivalent
•
The existing processing plant which has a capacity of 6.5Mtpa consists of crushing, grinding, floatation, thickening and filtration producing a saleable nickel concentrate, with 13.50% Ni, 4.57% Cu, 0.25% Co and 1.17g/t Au
•
Floatation tailings are pumped to a tailings storage facility constructed via downstream raises
•
Life of mine by-product C13 operating costs are estimated to average US$1.97/lb nickel
•
Mineral reserves of 43.3 Mt at an average grade of 0.31% nickel, 0.11% copper and 0.01% cobalt, containing approximately 134 kt of nickel, 49 kt of copper and 5 kt of cobalt4
•
Mineral resources of 255.1 Mt at an average grade of 0.54% nickel, 0.17% copper and 0.01% cobalt, containing approximately 1,383 kt of nickel, 446 kt of copper and 25 kt of cobalt5,6
Serrote
Serrote is an advanced and pre-developed open pit copper mine with a current reserve life of 13 years and significant resource and optimization potential. The mine is currently in a ramp up phase of approximately 18 months and is on track to achieve commercial production in the fourth quarter of 2021, having completed construction in May 2021, with world class safety records.
Salient features of Serrote are:
•
Open pit operation mined with conventional equipment over a 13 year mine life, with average annual production of 20 kt per annum copper equivalent
•
The existing processing plant with a capacity of 4.1Mtpa consists of crushing, grinding, floatation, thickening and filtration producing a saleable copper concentrate
•
Floatation tailings are pumped to a tailings storage facility constructed via downstream raises
•
Life of mine by-product C13 operating costs are estimated to average a US$1.11/lb copper
•
Mineral reserves of 50.4 Mt at an average grade of 0.60% copper and 0.10 g/t gold, containing approximately 299 kt of copper and 159 koz of gold7
•
Mineral resources of 112.2 Mt at an average grade of 0.54% copper and 0.10 g/t gold, containing approximately 609 kt of copper and 347 koz of gold8

Financial Information
The combined net asset value of Santa Rita and Serrote, in the accounts, as at the year ended December
2020 is US$258 million. The Combined profit / (loss) attributable to Santa Rita and Serrote, in the accounts, for the year ended December 2020 is US$(143) million.
Implementation of the Transaction
Implementation of the Transaction is expected in the fourth quarter of 2021, being the effective date and will be funded from internal reserves.
Conditions Precedent
The Transaction is both subject to and conditional on the fulfilment of conditions precedent customary for a transaction of this nature, including approval of the Financial Surveillance Department of the South
African Reserve Bank.
Categorisation of the Transaction
The Transaction constitutes a Category 2 transaction for Sibanye-Stillwater in terms of Section 9 of the JSE
Limited Listing Requirements and accordingly no Sibanye-Stillwater shareholder approval is required.

Withdrawal of Cautionary
Shareholders are further advised that the cautionary is accordingly withdrawn following the publication of this announcement.
Presentation and dial-in details to virtual presentation later today
Sibanye-Stillwater will host a virtual presentation later today at 15:00 CAT (09:00 EST / 07:00 MDT) on the acquisitions of the Santa Rita and Serrote mines as well as a review of its recent progress on delivery of the Group's green metal strategy. The presentation will be shared via webcast
(https://themediaframe.com/mediaframe/webcast.html?webcastid=U7OnxwXA)
and on a conference call at (pre-register at
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=4050358&linkSecurityString=703334288).

For more information about the transaction, please refer to
https://www.sibanyestillwater.com/news-investors/news/transactions/brazil-santa-rita-serrote.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Advisors and counsel
Sibanye-Stillwater retained Moelis & Company LLC as financial advisor and Clifford Chance, Machado Meyer and
Cliffe Dekker Hofmeyr as legal advisors in connection with the Transaction.
1
For more information refer to https://www.sibanyestillwater.com/news-investors/news/transactions/
2
Per S&P Market Intelligence. Based on a review of the 87 nickel sulphide assets globally (excluding Russia and China). Santa Rita production based of mine average from 2022 to 2054, assuming underground production starts in 2028. Sibanye-Stillwater has not yet made a decision with respect to development of the Santa Rita underground
3
C1 cost is defined as operating costs less by-product credits
4
The Qualified Person for the Mineral Reserve Estimate is Kenneth Kuchling, P.Eng, of P&E Mining Consultants Inc. The estimate has an effective date of 30 April, 2021. Mineral reserves are defined within a mine plan and incorporate mining dilution and ore losses that result in a reduction of
1.4% of the tonnage and a 6% reduction in the Ni contained metal with no reduction in other contained metals. Mineral Reserves are based on
Measured and Indicated Mineral Resource classifications only. Mineral Reserves are based on metal prices of US$6.50/lb nickel, US$3.00/lb copper,
US$20.00/lb cobalt, US$1,000/oz palladium, US$800/oz platinum and US$1,250/oz gold and are constrained within an optimized pit shell that uses
39-46° overall wall slopes, and process recoveries of 83% nickel, 70% copper and 30% cobalt with no credit for palladium, platinum or gold. An NSR cut-off value of US$8.91/t is estimated to differentiate ore from waste. The NSR is based on cost assumptions of US$5.17/t processing, US$1.71/t royalties, US$1.41/t site general and administrative, and US$0.62/t corporate G&A. The estimate of Mineral Reserves may be materially affected by metal prices, US$/BR$ exchange rate, environmental, permitting, legal, title, taxation, soci-political, marketing, infrastructure development or other relevant issues.

5
Mineral Resources are reported using the 2014 CIM Definition Standards. The Mineral Resource estimates have an effective date of 30 April, 2021.
The QPs for the estimate are Mr. Timothy O. Kuhl, RM SME and Dr Ted Eggleston RM SME, employees of Mine Technical Services Ltd. Mineral
Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Open pit Mineral Resources were constrained within a conceptual pit shell that included the following input parameters: metals prices of US$6.50/lb Ni, US$3.00/lb Cu, US$20.00/lb Co; metallurgical recoveries of Ni = 83%; Cu = 70%; Co = 29%; mining cost of US$3.00/t material mined; processing & G&A cost of US$8.50/t processed; nickel selling cost of US$1.86/lb, and pit slope bench face parameters that range from 70-75°. Mineral Resources are reported above a net smelter return (NSR) cut-off US$8.91/t.
6
Underground Mineral Resources were constrained within a conceptual underground mine design performed using Mine Stope Optimizer that included the following input parameters: metal prices of US$6.50/lb Ni, US$3.00/lb Cu and US$20.00/lb Co; metallurgical recoveries of Ni = 83%; Cu
= 70%; Co = 29%; maximum mining unit of 30 m,45 m,25 m (x,y,z). Mineral Resources are reported above a net smelter return (NSR) cut-off of
US$30.00/t
7
The Qualified Person for the Mineral Reserve Estimate is Mr. Andre Bradfield, P.Eng, of P&E Mining Consultants Inc. Mineral Reserves are reported using the 2014 CIM Definition Standards, and have an effective date of 10 May 2021. The Mineral Reserve is estimated at metal prices of US$3.00/Ib
Cu, and US$1,250/Au oz. 84% Cu processing recovery and 65% Au processing recovery. The estimates were carried out using a cut-off in-situ NSR value of US$9.55/t.
8
Mineral Resource Models were prepared by MVV and reviewed by Ian Crundwell, P.Geo, an employee of WSP Canada Inc. The effective date is of 10 May 2021. Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are reported inside a conceptual put shell that uses the following input parameters: commodity prices of US$3.20/lb Cu, US$1,300/oz Au; mining cost US$2.00/t mined; total process cost of US$6.50/t processed; sustaining capital costs of US$0.31/t processed, general & administrative costs of US$0.94/t processed; copper selling cost of US$0.45/lb;
gold refining cost: US$6.00/oz troy; metallurgical recoveries of 86% Cu and 67% Au; and pit slope angles by rock-mass class, ranging from 28-40°
(overall). Mineral Resources are reported above a cut-off grade of 0.15% Cu.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa,
Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations;
the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-
Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions;
the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United
States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control
Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-
Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting
Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the
fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.